UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Delta Petroleum Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

247907207

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 36,128,000
8. Shared Voting Power
9. Sole Dispositive Power 36,128,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,128,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 35.23%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 102,549,698 shares of common stock (66,549,698 shares of common stock issued and outstanding on January 25, 2008, as set forth in Delta Petroleum’s Proxy Statement dated January 29, 2008 relating to the special meeting of stockholders held on February 19, 2008, plus 36,000,000 newly issued shares of common stock sold to Tracinda on February 20, 2008 pursuant to the Company Stock Purchase Agreement, dated December 29, 2007, and attached hereto as Exhibit 1).

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 36,128,000
8. Shared Voting Power
9. Sole Dispositive Power 36,128,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,128,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 35.23%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 102,549,698 shares of common stock (66,549,698 shares of common stock issued and outstanding on January 25, 2008, as set forth in Delta Petroleum’s Proxy Statement dated January 29, 2008 relating to the special meeting of stockholders held on February 19, 2008, plus 36,000,000 newly issued shares of common stock sold to Tracinda on February 20, 2008 pursuant to the Company Stock Purchase Agreement, dated December 29, 2007, and attached hereto as Exhibit 1).

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $.01 per share, of Delta Petroleum Corporation, a Delaware corporation, which has its principal executive office at 370 Seventeenth Street, Suite 4300, Denver, Colorado 80202.

Item 2.	Identity and Background

This Schedule is being filed on behalf of Kirk Kerkorian and Tracinda Corporation, a Nevada corporation wholly owned by Mr. Kerkorian (collectively, the “Filing Persons”). Tracinda is principally engaged in the business of buying, selling and holding selected equity securities.

The principal business address for Tracinda is 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212. During the past five years, Tracinda (i) has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a) Mr. Kerkorian is the Chief Executive Officer, President and sole director of Tracinda. Tracinda’s other executive officer is Anthony L. Mandekic.

(b) Mr. Kerkorian’s and Mr. Mandekic’s business address is 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212.

(c) Mr. Kerkorian’s principal occupation or employment is serving as Tracinda’s principal executive officer. In addition, Mr. Kerkorian is a director of MGM MIRAGE, a Delaware corporation principally engaged in the lodging and gaming business. Mr. Kerkorian beneficially owns, through Tracinda, 153,837,330 shares of common stock of MGM MIRAGE, or approximately 53.9% of such outstanding common stock. MGM MIRAGE has its principal executive offices at 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

Mr. Mandekic’s principal occupation or employment is, and has been for more than five years, serving as Secretary and Treasurer of Tracinda. Mr. Mandekic is also a director of MGM MIRAGE.

(d) – (e) During the last five years, neither Mr. Kerkorian nor Mr. Mandekic (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kerkorian and Mr. Mandekic are both United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The purchase price for the 36,128,000 shares of common stock (the “shares”) beneficially owned by the Filing Persons was funded from cash and cash equivalents on hand.

Item 4.	Purpose of Transaction

The Filing Persons acquired the shares for investment purposes. The Filing Persons may, from time to time, acquire additional shares or dispose of some or all of their shares or may continue to hold the shares, depending on business and market conditions, their continuing evaluation of the business, assets, exploration projects and prospects of Delta Petroleum and other factors.

On February 20, 2007 Tracinda purchased 36,000,000 newly issued shares of Delta Petroleum common stock pursuant to the Company Stock Purchase Agreement dated as of December 29, 2007 (the “Purchase Agreement”), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. The Purchase Agreement, among other things, (i) permits Tracinda to acquire additional shares of common stock from Delta Petroleum to maintain its percentage ownership interest if Delta Petroleum issues additional shares of common stock (subject to certain exceptions), (ii) requires Delta Petroleum to include persons designated by Tracinda in the slate of directors nominated by Delta Petroleum so that Tracinda will have a number of directors proportional to its percentage ownership of common stock (pursuant to such right Tracinda has designated James J. Murren and Daniel J. Taylor and may designate three additional persons), (iii) requires that certain actions by Delta Petroleum be approved by a majority of the Board of Directors, including a majority of the persons nominated by Tracinda to serve on the Board of Directors, (iv) prohibits Tracinda from acquiring more than 49% of the outstanding shares of common stock until February 20, 2009, and (v) provides Tracinda with certain rights to require Delta Petroleum to register the common stock beneficially owned by Tracinda for resale.

Other than as set forth in this Item 4, the Filing Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following table sets forth information with respect to the shares beneficially owned by each person or entity named in Item 2 hereof. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares	Percent of Outstanding(1)
Tracinda Corporation	36,128,000	35.23%
Kirk Kerkorian	36,128,000	35.23%
Anthony L. Mandekic	540	*

*	less than 1%

(1)	Percentage calculated on the basis of 102,549,698 shares of common stock (66,549,698 shares of common stock issued and outstanding on January 25, 2008, as set forth in Delta Petroleum’s Proxy Statement dated January 29, 2008 relating to the special meeting of stockholders held on February 19, 2008, plus 36,000,000 newly issued shares of common stock sold to Tracinda on February 20, 2008 pursuant to the Company Stock Purchase Agreement, dated December 29, 2007, and attached hereto as Exhibit 1).

On January 3, 2008 Tracinda purchased 128,000 shares of common stock in the open market for $19.89 per share.

On January 8, 2008 Mr. Mandekic acquired 540 shares of Delta Petroleum common stock in the open market for $20.38 per share.

On February 20, 2008 Tracinda purchased 36,000,000 newly issued shares of common stock from Delta Petroleum for $19.00 per share. The shares were acquired pursuant to the Company Stock Purchase Agreement dated December 29, 2007 between Tracinda and Delta Petroleum, a copy of which is attached hereto as Exhibit 1.

(c) No person other than the Filing Persons has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares.

(d) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Tracinda has entered into a phantom stock option agreement with Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP. A copy of the phantom stock option agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of Delta Petroleum, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Company Stock Purchase Agreement dated as of December 29, 2007 between Delta Petroleum Corporation and Tracinda Corporation.

2.	Phantom Stock Option Agreement dated February 20, 2008 between Tracinda Corporation and Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP.

3.	Power of Attorney dated February 13, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2008

TRACINDA CORPORATION

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic Secretary/Treasurer

KIRK KERKORIAN

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic Attorney-in-Fact *

*	Power of Attorney dated February 13, 2008, filed herewith as Exhibit 3.